Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Burcon NutraScience Corporation 1946 West Broadway Vancouver, British Columbia, Canada V6J 1Z2

2.	Date of Material Change

November 23, 2012

3.	News Release

The news release with respect to the material change described herein was disseminated on November 23, 2012 through Globe Newswire.

4.	Summary of Material Change

On November 23, 2012, Burcon announced that it had issued an aggregate of 1,437,500 common shares at a price of $4.00 per share (the "Issue Price") for total gross proceeds of $5,750,000 (the "Offering"). A copy of the news release is attached to this material change report.

5.1	Full Description of Material Change

The following is a summary of the material terms of the Offering disclosed in the press release:

On November 23, 2012, Burcon announced that it had closed the Offering.

On November 16, Burcon entered in an agency agreement (the "Agency Agreement") with NCP Northland Capital Partners Inc., as lead agent and Raymond James Ltd. (together, the "Agents"). Under the terms of the Agency Agreement, the Agents agreed to offer, on a best efforts basis, up to 1,437,500 common shares at the Issue Price.

Burcon plans to use the net proceeds of the Offering for continued commercialization of Burcon's uniquely soluble and clean-tasting Peazazz™ pea protein, CLARISOY™ soy protein and for general working capital purposes, all as more particularly set out in the final prospectus of Burcon dated November 16, 2012.

The Agents received a commission equal to 6% of the gross proceeds of the Offering and compensation options entitling the Agents to purchase up to 57,500 common shares (equal to 4% of the common shares sold pursuant to the Offering). Each compensation option is exercisable to acquire one common share of Burcon at the Issue Price any time before and including May 23, 2014.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Johann F. Tergesen, President and Chief Operating Officer Telephone: (604) 733-0896 Ext. 15 Email: jtergesen@burcon.ca

9.	Date of Report

November 23, 2012.

Schedule A

Please see attached.

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED
STATES OR TO U.S. NEWS AGENCIES

BURCON COMPLETES EQUITY OFFERING
RAISES $5.75 MILLION

Vancouver, British Columbia, November 23, 2012 — Burcon NutraScience Corporation (TSX–BU; NASDAQ - BUR) (“Burcon” or the “Corporation”) is pleased to announce it has closed its previously announced equity offering and has issued 1,437,500 common shares at a price of $4.00 per share for total gross proceeds of $5.75 million (the “Offering”).

The net proceeds of the Offering will be used for continued commercialization of Burcon’s uniquely soluble and clean-tasting Peazazz™ pea protein, CLARISOY™ soy protein and for general working capital purposes, all as more particularly set out in the Final Prospectus.

“We are pleased with the strong response we received from the market, particularly at a time when access to capital is difficult. Completion of this financing is an important milestone in our development plan and will allow us to focus more on our Peazazz pea protein," said Johann F. Tergesen, President and Chief Operating Officer, adding, "Protein ingredients continue to benefit from a strong global trend towards health and wellness in food and beverages. We are looking forward to near-term commercial advancements for our CLARISOY™ soy protein isolate technology and our Peazazz pea protein as well."

NCP Northland Capital Partners Inc. as lead agent and Raymond James Ltd. (together the “Agents”) received a commission equal to 6% of the gross proceeds of the Offering and compensation options entitling the Agents to purchase up to 57,500 common shares (equal to 4% of the common shares sold pursuant to the Offering). Each compensation option is exercisable to acquire one common share of the Corporation at an exercise price of $4.00 per share any time before and including May 23, 2014.

This press release is not an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities issued in the Offering have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent registration or an applicable exemption from U.S. registration requirements.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We have developed CLARISOY™ soy protein, which offers clarity and complete protein nutrition for low pH beverage systems; Peazazz™ a uniquely soluble and clean-tasting pea protein and Puratein®,

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED
STATES OR TO U.S. NEWS AGENCIES

Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To date, our patent portfolio consists of 215 issued patents in various countries, including 35 issued U.S. patents, and in excess of 395 additional pending patent applications, 77 of which are U.S. patent applications.

CLARISOY™ is under license from Archer Daniels Midland Company.
CLARISOY™ is a trademark of Archer Daniels Midland Company.

###

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the timing and use of proceeds of the Offering. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2012. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

For more information, please contact:

Michael Kirwan, Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960
toll-free mkirwan@burcon.ca www.burcon.ca